May 28, 2003



THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

03 MAY 30 AM 7:21


03022482

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated May 27th, 2003 with respect to the financial results of Bombardier Inc. for the first quarter ended April 30, 2003 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

RC/lv
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of _______, 2003.

____

Name:
Title:

PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER ENDED APRIL 30, 2003

Montréal, May 27, 2003

Results and highlights

- Consolidated revenues of $4.9 billion
- Earnings before taxes (EBT) reach $125.8 million
- Earnings per share of $0.05
- Overall order backlog reaches $48.8 billion
- Bombardier Transportation signed contracts with Metronet consortia valued at approximately $7.9 billion (£3.4 billion) over 15 years

Key achievements year to date

- Successful equity issue of 370 million Class B Shares (Subordinate Voting) for total net proceeds of $1.2 billion closed on April 17
- Progress on sale of assets:
    - On May 23, Belfast City Airport was sold to Ferrovial of Spain for $77.7 million (£35 million)
    - non-binding offers are being received today for Bombardier Recreational Products; sale expected to close over the summer
    - Sale of Defence Services proceeding as planned, with negotiations ongoing
- 23% reduction of wind-down portfolios at Bombardier Capital

"Although we have made good progress on the action plan announced on April 3, this first quarter has been extremely difficult and I am not satisfied with our results," said Paul M. Tellier, President and Chief Executive Officer. "The decline in the business aircraft market, unfavourable economic conditions and the continued uncertainty in the commercial aviation industry remain concerns.

"I spent my first three months at Bombardier working closely with the financial community to address the liquidity issue and ensure more flexibility for the Corporation going forward," continued Tellier. "Our financial bank covenant has been amended, our equity issue was overwhelmingly successful and a sound action plan was put in place to divest assets, including Bombardier Recreational Products.

"In the last six weeks, I have been increasingly focused on managing this Corporation. All our people are aligning their actions in order to improve our bottom line. Cost reduction programs are being implemented, accountability and financial discipline have become a priority at all levels of the organization. We now have to execute and continue to focus on value creation. Our fundamentals remain strong and we have a sound course of action," continued Tellier.

"In Aerospace, significant measures are being implemented to reduce the cost structure, including previously announced workforce reduction programs, reworked labour agreements and production adjustments based on market demand.

"At Bombardier Transportation, an in-depth review of operations, activities, geographies and workforce is being undertaken in order to continue to improve margins.

"At Bombardier Capital, I am pleased with the good progress in winding down portfolios and with the margin improvement, which I believe is sustainable for the future," Tellier concluded.

Financial highlights

(in millions of Canadian dollars, except per share amounts)

	Three months ended April 30 (unaudited)	
	2003	2002 restated
Segmented revenues		
Aerospace	**$ 2,384.3**	$ 2,655.6
Transportation	**2,429.4**	2,314.1
Bombardier Capital (BC)	**217.0**	192.0
Intersegment eliminations	**(91.5)**	(98.7)
External revenues	**$ 4,939.2**	$ 5,063.0
Income (loss) from continuing operations before income taxes		
Aerospace	**$ (7.0)**	$ 158.0
Transportation	**108.2**	90.6
BC	**24.6**	20.6
	125.8	269.2
Income taxes	**43.7**	89.9
Net income from continuing operations	**82.1**	179.3
Income (loss) from discontinued operations - net of tax	**(1.4)**	17.9
Net income	**$ 80.7**	$ 197.2
Earnings per share		
Basic		
From continuing operations	**$ 0.05**	$ 0.13
From discontinued operations	**$ 0.00**	$ 0.01
	$ 0.05	$ 0.14
Diluted		
From continuing operations	**$ 0.05**	$ 0.13
From discontinued operations	**$ 0.00**	$ 0.01
	$ 0.05	$ 0.14
Average number of common shares outstanding during the period (thousands)	**1,435,957**	1,371,414

ANALYSIS OF RESULTS

On April 3, 2003, the Corporation announced its plan to sell the recreational products segment. Accordingly, the results of operations, cash flows and financial position of Bombardier Recreational Products are reported as discontinued operations.

Consolidated results

For the first quarter ended April 30, 2003, consolidated revenues reached $4.9 billion, compared to $5.1 billion for the same period the previous year. This decrease is mainly due to lower revenues in the aerospace segment, partially offset by higher revenues in the transportation segment.

Earnings before taxes and discontinued operations (EBT) for the three-month period ended April 30, 2003 were $125.8 million, compared to an EBT of $269.2 million for the same period last year.

Net income from continuing operations was $82.1 million, or $0.05 per share, for the first quarter of the current fiscal year, compared to $179.3, or $0.13 per share, for the first quarter last year.

Discontinued operations

Net loss from discontinued operations totalled $1.4 million for the three months ended April 30, 2003, compared to net income of $17.9 million for the same period last year. Discontinued operations include revenues of $507.4 million for the three-month period ended April 30, 2003, compared to $445.1 million for the same period last year. This increase in revenues is mainly attributable to higher watercraft, all-terrain vehicle (ATV) and outboard engine sales. The decrease in net income is due to a higher level of sales incentives for snowmobiles, mainly as a result of a change in the timing of recognition of sales concessions under a newly adopted accounting principle, and a different product mix resulting from higher outboard engine and ATV sales compared to last year.

Consolidated net income and backlog

Net income was $80.7 million, or $0.05 per share, for the three months ended April 30, 2003, compared to $197.2 million, or $0.14 per share, for the same period last year.

As at April 30, 2003, the order backlog was $48.8 billion, compared to $44.4 billion as at Jan. 31, 2003, and $44.9 billion as at April 30, 2002. This increase is mainly attributable to the Metronet consortia order received in the transportation segment, partially offset by a decrease in the backlog at aerospace.

Bombardier Aerospace

- **Revenues of $2.4 billion**
- **Negative EBT of $7.0 million**
- **Order backlog of $17.1 billion**
- **Aircraft deliveries totalled 63 compared to 65 in same quarter last year**

During the year ended Jan. 31, 2003, the Corporation changed its method of accounting for the cost of sales of aircraft from the program accounting method to the average cost accounting method. In addition, non-recurring costs, including for prototype design and development, which were previously deferred as inventory costs, are now accounted for as program tooling in property, plant and equipment. These changes in accounting policies were adopted retroactively with restatement of prior-period financial statements, including the interim consolidated financial statements for the three-month period ended April 30, 2002.

Bombardier Aerospace's segmented revenues amounted to $2.4 billion for the three-month period ended April 30, 2003, compared to $2.7 billion for the same period the previous year. This reduction in revenues is mainly due to the decline in business aircraft deliveries and a lower effective exchange rate for the U.S. dollar, partially offset by higher deliveries of regional jets.

EBT amounted to negative $7.0 million for the first quarter ended April 30, 2003, compared to an EBT of $158.0 million for the same period last year.

Aircraft deliveries totalled 63, compared to 65 in the first quarter of the previous fiscal year. This number includes deliveries of 16 business aircraft and 47 regional aircraft.

Since the beginning of the fiscal year, Bombardier Aerospace has received net firm orders for a total of 18 regional aircraft. Among them was an order for 17 Bombardier* Q400* turboprops by U.K.-based FlyBE (formerly British European).

The aerospace firm order backlog totalled $17.1 billion as at April 30, 2003, compared to $18.7 billion as at Jan. 31, 2003 and $23.0 billion as at April 30, 2002, resulting from higher deliveries versus orders received, as well as a negative foreign exchange adjustment of approximately $260 million relating to a lower effective exchange rate for the U.S. dollar compared to the Canadian dollar.

Bombardier Transportation

- **Revenues of $2.4 billion**
- **EBT reaches $108.2 million**
- **New order intake totalling $9.2 billion**
- **Order backlog of $31.7 billion**

For the first quarter ended April 30, 2003, Bombardier Transportation's segmented revenues amounted to $2.4 billion, compared to $2.3 billion for the first quarter of the previous year. This increase in revenues is mainly due to the strengthening of the euro, which had an impact of approximately $250 million, partially offset by lower revenues following the completion of the Virgin contract in fiscal year 2003 and a lower level of activities on certain major contracts in North America.

EBT amounted to $108.2 million for the first quarter ended April 30, 2003, compared to $90.6 million for the same period last year.

Bombardier Transportation's backlog reached $31.7 billion as at April 30, 2003, compared to $25.7 billion as Jan. 31, 2003 and $21.9 billion as at April 30, 2002.

Bombardier Transportation signed contracts for a total value of $9.2 billion. Major contracts were for the supply of rolling stock, signalling, maintenance, refurbishing and project management for the modernization of London's Underground system, valued at approximately $7.9 billion (£3.4 billion) over 15 years; for eight locomotives and 40 double-deck passenger cars for the Local Transport Authority of Lower Saxony (Germany) valued at $212.0 million; and for 85 double-deck passenger cars for Luxembourg Railways valued at $195.0 million.

Bombardier Capital

- **Revenues of $217.0 million**
- **EBT amounted to $24.6 million**
- **23% reduction of wind-down portfolios**

For the first quarter of the current fiscal year, Bombardier Capital's segmented revenues amounted to $217.0 million, compared to $192.0 million for the quarter ended April 30, 2002.

Bombardier Capital's EBT amounted to $24.6 million for the quarter ended April 30, 2003, compared to an EBT of $20.6 million for the same period last year. This increase in profitability is mainly due to a decrease in non-interest expenses.

Assets under management amounted to $8.0 billion as at April 30, 2003, compared to $9.7 billion as at Jan. 31, 2003. This decrease is primarily due to the continued reduction of the wind-down portfolios and, in particular, the receivable factoring portfolio, as well as a decline in the commercial aircraft interim financing portfolio. A stronger Canadian dollar relative to the U.S. dollar also contributed approximately $500 million to this decrease.

The reduction in the wind-down portfolios is proceeding as planned. The wind-down portfolios were reduced by $1.2 billion or 23% in this quarter, compared to Jan. 31, 2003.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's annual report for the year ended Jan. 31, 2003 under the heading Risks and Uncertainties in the Management's Discussion and Analysis on the Corporation's Web site.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This release contains analyses based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP) and analyses based on earnings measures, such as EBT and EBIT, that do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481